Mail Stop 3561

May 5, 2008

Yale Farar
President and Director
Rokwader, Inc.
23950 Craftsman Road
Calabasas, CA 91302

      Re: Rokwader, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed April 22, 2008
           File No. 333-147922

Dear Mr. Farar:

We have reviewed your filing and your responses to the comments in our letter dated February 15, 2008 and have the following comments. We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Pro Form Consolidated Unaudited Financial Information, page F-25 through F-37

1. Since the Latigo Shore Music acquisition was consummated during the most recent fiscal year presented in your filing, you are only required to provide pro forma statements of income reflecting the combined operations of Rokwader and Latigo Shore Music for the latest fiscal year and interim period, in accordance with Article 8-05 of Regulation S-X. In this regard, please revise your filing to only provide pro forma statements of income reflecting the combined operations of the above entities for the year ended December 31, 2006 and the interim period ended February 14, 2007.

2. Additionally, we note from your pro forma information on page F-25 through F-37 that you disclose two sets of pro forma financial statements that reflects 100% and 51% investor approval, respectively. Please revise your filing to provide one set of pro forma financial statements, which reflect adjustments that are (i) directly attributable to the Latigo Shore Music business acquisition transaction, (ii) expected to have a continuing impact, and (iii) factually supportable. All adjustments should be referenced to notes, which clearly explain the assumptions involved.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeff Jaramillo at (202) 551-3212 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

cc: Via Facsimile (818) 999-2269
        William B. Barnett, Esq.